CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees
Putnam Funds Trust:

We consent to the use of our reports dated January 11, 2016 and January 11, 2017 with respect to the financial statements of Putnam Emerging Markets Income Fund, January 8, 2016 and January 10, 2017 with respect to the financial statements of Putnam Short-Term Municipal Income Fund and Putnam Global Dividend Fund, and January 8, 2016 and January 9, 2017 with respect to the financial statements of Putnam Intermediate-Term Municipal Income Fund, each a series of Putnam Funds Trust, included herein, and to the references to our firm under the captions Financial Highlights in the prospectuses and Independent Registered Public Accounting Firm and Financial Statements in the Statements of Additional Information.

/s/ KPMG LLP

Boston, Massachusetts
February 23, 2017